SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of February, 2005

Commission File Number 001-14481

TELE LESTE CELULAR PARTICIPAÇÕES S.A.
(Exact name of registrant as specified in its charter)

Tele Leste Cellular Participações Holding Company
(Translation of Registrant's name into English)

Av. Silveira Martins 1036, Cabula
41150-000 Salvador, BA, Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

TELE LESTE CELULAR PARTICIPAÇÕES S.A.
CNPJ/MF nº 02.558.144/0001-93 - National Corporate Registration Number 29300023892
Publicly Held Company with Authorized Capital

Annual and Special General Meetings
Call Notice

The shareholders are hereby called to attend to the Annual and Special General Meetings of the company to be held at 2:00 p.m. of March 28, 2005, at the registered office at Rua Silveira Martins, 1036, módulo 1, Térreo, Cabula, in the Capital of the State of the Bahia , in order to resolve upon the following agenda:

Annual General Meeting : (1) Take the accounts of the Directors; review, discuss and vote upon the financial statements of the company, related to the fiscal year ended in 12. 31.2004; (2) Elect the members of the Audit Committee of the Company and; (3) Establish the annual overall remuneration of the directors and the individual remuneration of the members of the Audit Committee.

Special General Meeting : resolve upon the following proposals of the Board of Directors: (1) ratify the writing of Article 5 of the Articles of Incorporation, suggested by the Board of Directors in the meeting held in 03.30.04, when it has been approved the increase in the capital stock of the company, resulting from the capitalization of the credit of the controlling shareholders arising from tax benefit of premium in past fiscal years, carried out in the wholly-owned subsidiaries; (2) confirm the cancellation of the 51,355,078 book entry registered shares, without par value, of which 252,498 are common shares and 51,102,580 are preferred shares, held in treasury, resulting from the refund to the shareholders which did not agree with the approval in the Special General Meeting of the corporate reorganization which caused the merge of the shares of the controlled companies and the reduction of the capital stock, from R$ 306,375,313.72, to R$ 306,340,505.99, in accordance with section 6 of Art. 45 of Law 6404/76 amended by Law 9457/97; (3) reverse split the 480,618,117,605 book entry registered shares, without par value, of which 167,232,225,653 are common shares and 313,385,891,952 are preferred shares, representative of the capital stock, in the proportion of fifty thousand (50.000) shares to one (1) share of the respective species, transforming such shares into 9,612,363 book entry registered shares, without par value, of which 3,344,645 are common shares and 6,267,718 are preferred shares, in accordance with what is set forth in Article 12 of Law 6404/76, upon the consequent amendment in article 5 of Articles of Incorporation*; (4) as a result of the proposal of grouping of shares, amend the article 4 of the Articles of Incorporation, as to the limit of the authorized capital, changing the limit from up to one trillion and four hundred billion (1,400,000,000,000) of shares, to twenty eight million (28,000,000) of shares.

GENERAL INSTRUCTIONS

a) The proxies shall be deposited at the registered office, at Rua Silveira Martins, 1036, módulo 1, Assessoria Jurídica, up to 48 hours before the Meeting;

b) The shareholders which take part in the Fungible Custody of Registered Shares of the Stock Exchanges and wish to attend to this Meeting, shall present a report issued up to 48 hours before the Meeting, including the respective ownership interest.

c) The documents and proposals are available to the shareholders at the address mentioned in item "a", being possible its review in the Investors Relations' website www.vivo.com.br/ri and in BOVESPA's website www.bovespa.com.br.

Salvador , February 22, 2005.

Felix Pablo Ivorra Cano
President of the Board of Directors

* Taking into consideration the cancellation of shares set forth in the previous item

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: February 25, 2005

TELE LESTE CELULAR PARTICIPAÇÕES S.A.

By:	/S/ Arcadio Luis Martinez Garcia
Arcadio Luis Martinez Garcia Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.